UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: September 7, 2010
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           .

On September 7, 2010, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that it had entered into new time charter contracts for two product tankers: the Newlead Avra and the Newlead Fortune. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
On September 13, 2010, the Company issued a press release announcing that the Company had completed the divestiture of all seven of its non-core vessels with the sale of three product tankers: the Ostria, the Nordanvind and the High Land. The press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.
The information contained in this Report is hereby incorporated by reference into the NewLead Holdings Limited Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated September 7, 2010
99.2	Press Release dated September 13, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2010

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer